Incorporated in the Cayman Islands

Jianzhi Education Technology Group Company Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share **Ordinary**	Par Value **USD 0.0001**
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

____________________ Director ____________________ Director / Secretary